SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 14, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated June 14, 2011 regarding “Ericsson to acquire Telcordia”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: June 14, 2011

PRESS RELEASE June 14, 2011

•

Reinforces and expands Ericsson’s position as leading player in operations support systems/business support systems (OSS/BSS) market with key position in service fulfilment, assurance, network optimization and real-time charging

•	Telcordia provides core competence and a leading market position within the OSS/BSS field - Ericsson brings global presence, service capabilities and leadership in OSS, charging and billing solutions

•	Ericsson will acquire 100 percent of the shares of Telcordia for USD 1.15 billion in an all cash transaction, on a cash and debt-free basis – approximately 2,600 employees to join Ericsson

(Stockholm and Piscataway, NJ) – June 14, 2011 – Ericsson (NASDAQ:ERIC), the world leader in telecommunications technology and service, today announced that it has reached an agreement with Providence Equity Partners, LLC and Warburg Pincus to acquire 100 percent of the shares of Telcordia, a global leader in the development of mobile, broadband and enterprise communications software and services, for USD 1.15 billion. Closing anticipated to Q4 2011 with full effect Q1 2012.

Hans Vestberg, President and CEO, Ericsson, says: “The importance of operations and business support systems will continue to grow as more and more devices are connected, services become mobile and new business models for mobile broadband are introduced. In this context, Telcordia brings very skilled people and knowledge, a large business in North America and other markets, as well as a good multi vendor product portfolio.”

“We have global presence and scale, global services capabilities and superior knowledge about networks and network performance, as well as an already established position in the OSS/BSS space. It is a perfect fit,” he adds.

One of the main challenges for operators is how to handle the growth in mobile and fixed broadband traffic, as well as the new types of connected devices, services and applications and the high expectations on user experience, while at the same time increasing the efficiency in business and operations.

OSS and BSS are critical areas to handle this challenge and to simplify the processes that support the business. They drive the customer experience and serve as the engine to monetizing traffic, offerings and products that operators sell. All in all, these systems are crucial to create the experience users expect in a cost efficient manner.

Mark Greenquist, President and Chief Executive Officer, Telcordia, says: “The combination of Ericsson’s global leadership position and Telcordia’s long-standing expertise in solving the

PRESS RELEASE June 14, 2011

most complex communications challenges will benefit customers through new services and expanded capabilities.”

“Together, we will lead the way into a new era of converged communications, while expanding our offerings to manage the world’s most dynamic networks. Ericsson’s acquisition of Telcordia signals their commitment to their future strategy to capitalize on the growth opportunities in the OSS/BSS communications industry. We appreciate the significant value added by Providence and Warburg Pincus over the last six years,” He concludes

Providence and Warburg said, “We are confident that the company will benefit from becoming part of Ericsson, a clear global leader in providing technology and services to telecom operators.”

The OSS/BSS is a growing market driven by the demand for business efficiency, innovation and high quality user experience. In 2010, the market for software and systems integration is valued at about USD 35 b and is expected to show a compound annual growth rate between 6-8 percent between 2010 and 2013. In addition, there is an attractive market for outsourced and hosted managed services, growing in the same range.

Building complementary strengths

Ericsson has a proven track record in building, integrating and managing networks. Telcordia’s portfolio of proven and scalable software that make those networks more efficient, extends Ericsson’s leadership and footprint in mobile OSS and positions it as a leading vendor for operational knowledge, including network, software, services, processes and efficiency in the growing OSS/BSS market.

Furthermore, Ericsson’s capabilities and leading position in global services and systems integration will allow OSS/BSS portfolio to expand and support more operators around the world.

The deal creates the leader in Service Fulfilment, Service Assurance and Network Optimization and gives Ericsson a leading position in real-time charging and significant capabilities to support operators end to end. The combination will address the needs of Communications Service Providers to deliver mobile broadband and operational transformation to their subscribers.

Telcordia is headquartered in Piscataway, New Jersey, generated revenues of USD739 million during the last fiscal year ended January 31, 2011 and employs more than 2,600 people.

The transaction is subject to customary regulatory approvals and is expected to be accretive to Ericsson earnings per share within 12 months after closing.

Notes to editors:

Ericsson and Telcordia will host a joint phone briefing for media and analysts at 14:30 CET, live webcast (audio and presentation) available at:

PRESS RELEASE June 14, 2011

Picture of Hans Vestberg:

www.ericsson.com/thecompany/press/photolibrary/management

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

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www.youtube.com/ericssonpress

Telcordia, a global leader in the development of mobile, broadband and enterprise communications software and services, enables Communications Service Providers (CSPs), enterprises, suppliers and governments to successfully deploy innovative and advanced services that help our clients realize operational efficiencies, drive revenue, and maintain a competitive edge. As the industry’s go-to expert for solving the most complex communications challenges, Telcordia is known for getting it right the first time and for having the depth of expertise to fully understand our customers’ situation, respond appropriately, and deliver as promised. Telcordia has globally trusted expertise in software and services to meet the needs of customers and partners, including, consulting, next-generation OSS, network and application interconnection, service delivery and charging solutions, industry research and new technology development. Telcordia is headquartered in Piscataway, N.J., with offices throughout North America, Europe, Asia, Central and Latin America. (www.telcordia.com)

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

PRESS RELEASE June 14, 2011

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Telcordia Corporate Public & Media Relations

Krista Wald

Phone: +1 732 699-5050

kwald@telcordia.com

Telcordia Investor Relations

Graham Ackerman

Phone +1 732 699 3837

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on June 14, 2011 at 13:30 CET.